FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Announces Q2 Earnings Conference Call, dated June 17, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: June 17, 2008

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Announces Q2 Earnings Conference Call, dated June 17, 2008.

For Immediate Release

Radware Announces Q2 Earnings Conference Call

Wednesday, July 23, 2008 08:45 AM (EDT)

TEL AVIV, ISRAEL; June 17th, 2008. Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, will present its second quarter financial results in a conference call on Wednesday, July, 23, 2008 at 08:45 AM (EDT).

Radware management will host a teleconference at 8:45 EDT, to discuss the second quarter results and the company's outlook. Please call the following dial-in numbers to participate in the second quarter 2008 call:

PARTICIPANTS IN THE US CALL: Toll Free 1 800 230 1951

PARTICIPANTS INTERNATIONALLY CALL: +1 612 332 0335

Please find a link to the upcoming webcast presentation on the following web page: http://www.radware.com/content/company/investorrelations/default.asp

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware's comprehensive and award-winning suite of intelligent front-end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks "business smart." For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.